Exhibit 99.1

BeyondSpring Reports Third Quarter 2017 Operational and Financial Results

New York (N.Y.), November 9, 2017—BeyondSpring Inc. (NASDAQ Capital Markets: BYSI) (“BeyondSpring” or the “Company”), a late-stage clinical biopharmaceutical company focusing on the development of a pipeline of innovative immuno-oncology cancer therapies, today announced its financial results for the third quarter ended September 30, 2017 and provided business updates.

“During the third quarter, we continued to advance our two registrational clinical programs for our lead asset, Plinabulin, a first in class immuno-oncology agent. In our chemotherapy-induced neutropenia program, we remain on track to report data from the Phase 2 portion of our registrational Phase 2/3 trial 105 in December 2017, and interim Phase 3 data from this trial and Phase 2 data from our registrational Phase 2/3 trial 106 by mid-2018. We also anticipate reporting interim data from our Phase 3 trial 103 in non-small cell lung cancer (NSCLC) by mid-2018,” said Dr. Lan Huang, Co-Founder, Chairman and CEO of BeyondSpring. “We are also encouraged by recent guidelines from the China FDA aimed at accelerating the approval process for new drugs in China, which leads us to believe that favorable efficacy trends observed in interim Phase 3 results could fast-track Plinabulin for NDA submissions in China as early as 2018, and position Plinabulin for conditional approval in China for both of its lead indications as early as 2019.”

Dr. Huang concluded, “In addition to the progress in our late-stage trials, we are extremely pleased with the advancement of the Plinabulin clinical program in combination with Nivolumab for the treatment of NSCLC, as one of our two investigator-sponsored studies recently initiated Phase 2 enrollment. We look forward to presenting Phase 1 data on the safety and mechanism of action of this regimen in the first quarter of 2018, and utilizing this data to guide our late-stage development plans.”

Recent Business Highlights

•
In October 2017, BeyondSpring enrolled its first patient in China in the Phase 2 portion of trial 105 for the prevention of chemotherapy-induced neutropenia. Having achieved this key milestone, the Company is on track to meet its enrollment goals and to report interim Phase 3 data from this trial by mid-2018.

•
In September 2017, collaborators at the Fred Hutchinson Cancer Center and the University of Washington initiated a Phase 2 trial on the Plinabulin combination regimen with Nivolumab for NSCLC. This regimen is also the subject of an investigator sponsored Phase 1 trial being conducted by the University of California- San Diego.

•
During the third quarter, BeyondSpring received non-dilutive grant funding from the city government of Dalian, China, and from the Dalian Economic Development Park. The Company plans to use these proceeds to fund additional pre-clinical studies, including de novo drug discovery efforts on its ubiquitination platform.

Results of Three Months Ended September 30, 2017

•
Cash, cash equivalents and short-term investments were $40.7 million as of September 30, 2017, compared to $49.0 million at June 30, 2017. The decrease in the quarter was attributable to the activities in the Company’s three ongoing late-stage clinical programs, partially offset by the receipt of $914,000 from the China grant funding discussed above.

•
Research and development (R&D) expenses for the third quarter of 2017 were $15.3 million, compared with $12.2 million in the second quarter of 2017. The increase in Q3 2017 from Q2 2017 was largely attributable to increased costs related to the Company’s ongoing late-stage clinical programs in neutropenia prevention and advanced NSCLC, including a higher number of patients, investigator sites and drug costs. Included in R&D is $7.5 million of stock-based compensation expense for Q3 2017 and $6.9 million in Q2 2017.

•
General and administrative (G&A) expenses were $3.3 million for the third quarter of 2017, compared to $2.8 million in the second quarter of 2017. The increase in Q3 2017 in G&A expenses from Q2 2017 was primarily due to higher stock-based compensation expense.

•	Net loss attributable to BeyondSpring Inc. for the three months ended September 30, 2017 was $15.5 million, compared to $13.3 million in the second quarter of 2017.

KOL Analyst and Investor Event

BeyondSpring announced today that it will host an Analyst and Investor Event on December 14, 2017 in New York City to provide an in-depth overview of Plinabulin’s position as a potential new standard of care in neutropenia prevention due to its unique mechanism and the market’s unmet need. The event will feature two key opinion leaders (KOLs) in the neutropenia field, and also provide an update of the Plinabulin ongoing Phase 3 non-small cell lung cancer (NSCLC) and I/O combination trials.

About BeyondSpring
BeyondSpring is a global clinical stage biopharmaceutical company developing innovative immuno-oncology assets and ubiquitination pathway agents, with a robust pipeline from internal development and from collaboration with University of Washington. BeyondSpring’s lead asset, Plinabulin, is in a Phase 3 clinical trial program as a direct anticancer agent in non-small cell lung cancer (NSCLC) and a Phase 2/3 clinical program in the prevention of chemotherapy-induced neutropenia. BeyondSpring has a seasoned management team with many years of experience bringing drugs to market.

About Plinabulin
Studies on Plinabulin’s method of action indicate that Plinabulin activates GEF-H1, a guanine nucleotide exchange factor. GEF-H1 activates downstream transduction pathways leading to the activation of the protein c-Jun. Activated c-Jun enters the nucleus of dendritic cells to upregulate immune-related genes, which contributes to the up-regulation of a series of genes leading to dendritic cell maturation, T-cell activation and other effects that prevent neutropenia.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the anticipated amount needed to finance the company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, our expectations regarding the potential safety, efficacy or clinical utility of our product candidates, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

Investor Relations:
Steve Silver / Jeffrey Goldberger
KCSA Strategic Communications
P: +1-212-682-6300
ssilver@kcsa.com / jgoldberger@kcsa.com

Media Relations:
Caitlin Kasunich / Amy Singh
KCSA Strategic Communications
212.896.1241 / 212.896.1207
ckasunich@kcsa.com / asingh@kcsa.com

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2016 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2017

(In thousands of U.S. Dollars (“$”), except share and per share amounts)

	Note	December 31, 2016	September 30, 2017
		$	$
		(Audited)	(Unaudited)
Assets

Current assets:
Cash		11,687	37,718
Short term investments	2	-	3,006
Advances to suppliers		799	2,015
Deferred IPO costs	2	1,861	-
Prepaid expenses		176	236
Other current assets		184	195
Total current assets		14,707	43,170

Noncurrent assets:
Property and equipment, net	3	80	126
Other noncurrent assets		121	276
Total noncurrent assets		201	402

Total assets		14,908	43,572

Liabilities and equity

Current liabilities:
Accounts payable		444	1,025
Due to related parties	4	210	2
Government grants	2	288	300
Accrued expenses		1,432	1,322
Other current liabilities		235	432
Total current liabilities		2,609	3,081

Total liabilities		2,609	3,081

Commitments and contingencies	10

Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 16,879,628 shares and 22,844,962 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	1 6	2	2
Additional paid-in capital	6	44,369	147,695
Accumulated deficit	6	(32,128)	(108,399)
Accumulated other comprehensive loss	6	(91)	(163)

Total BeyondSpring Inc.’s equity		12,152	39,135
Noncontrolling interests	6	147	1,356
Total equity		12,299	40,491

Total liabilities and equity		14,908	43,572

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

 (In thousands of U.S. Dollars (“$”), except share and per share amounts)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2016	2017	2016	2017
		$	$	$	$

Revenue		-	-	-	-

Operating expenses:
Research and development, including patent cost of $42,259 expensed for the nine months ended September 30, 2017	10	(2,740)	(15,288)	(7,414)	(74,224)
General and administrative		(543)	(3,334)	(1,474)	(7,218)

Loss from operations		(3,283)	(18,622)	(8,888)	(81,442)
Foreign exchange gain, net		14	160	21	363
Interest income		7	36	13	66
Other income		-	914	-	914

Loss before income tax		(3,262)	(17,512)	(8,854)	(80,099)
Income tax benefit	5	-	-	-	-

Net loss		(3,262)	(17,512)	(8,854)	(80,099)
Less: Net loss attributable to noncontrolling interests		(175)	(1,978)	(379)	(3,828)
Net loss attributable to BeyondSpring Inc.		(3,087)	(15,534)	(8,475)	(76,271)

Net loss per share
Basic and diluted	9	(0.19)	(0.68)	(0.54)	(3.73)
Weighted-average shares outstanding
Basic and diluted	9	15,958,736	22,844,962	15,820,086	20,438,251

Other comprehensive loss
Foreign currency translation adjustment gain (loss)		10	(9)	(29)	(14)
Comprehensive loss		(3,252)	(17,521)	(8,883)	(80,113)
Less: Comprehensive loss attributable to noncontrolling interests		(175)	(1,918)	(394)	(3,770)
Comprehensive loss attributable to BeyondSpring Inc.		(3,077)	(15,603)	(8,489)	(76,343)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

 (In thousands of U.S. Dollars (“$”))

(Unaudited)

		Nine months ended September 30,
	Note	2016	2017
		$	$
Operating activities:
Net loss		(8,854)	(80,099)
Adjustments to reconcile net loss to net cash from operating activities:
Research and development expense settled by shares issuance	10	-	42,259
Share-based compensation	11	-	18,862
Depreciation expenses		14	22

Changes in operating assets and liabilities:
Advances to suppliers		(660)	(1,216)
Prepaid expenses		-	(60)
Other current assets		(27)	(11)
Other noncurrent assets		(86)	(155)
Accounts payable		1,141	581
Amounts due to related parties		(68)	(208)
Accrued expenses		41	1,214
Other current liabilities		31	197

Net cash used in operating activities		(8,468)	(18,614)

Investing activities:
Acquisitions of property and equipment		(89)	(68)
Purchase of short-term investments		-	(3,006)

Net cash used in investing activities		(89)	(3,074)

Financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discount		15,250	50,505
Payment of initial public offering costs		(147)	(2,783)
Net cash provided by financing activities		15,103	47,722

Effect of foreign exchange rate changes, net		(38)	(3)

Net increase in cash and cash equivalents		6,508	26,031
Cash at beginning of period		10,821	11,687

Cash at end of period		17,329	37,718

Non-cash activities:

Initial public offering costs accrued in accrued expenses and other current liabilities		610	-
Research and development expense settled by shares issuance	10	-	42,259

  The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

 BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focused on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

 On March 14, 2017, the Company completed its initial public offering (“IPO”) on the NASDAQ Capital Market. 174,286 ordinary shares were sold at $20.00 per share (the “IPO Price”). In conjunction with the IPO, 2,541,048 ordinary shares were sold in a private placement to certain investors at the same IPO Price. Net proceeds from the IPO and private placement after deducting underwriting discount and offering expenses were $47,184. The underwriting discount and offering expenses including those recorded as deferred IPO costs were recorded as a reduction of the proceeds received from the IPO in the shareholders’ equity. Immediately prior to the IPO, the Company issued 2,112,963 ordinary shares to NPBSIPO Liquidating Trust, or Nereus Trust in connection with termination of royalty payment arrangement (Note 10).

 As at September 30, 2017, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities

BeyondSpring Pharmaceuticals Inc.	Delaware, United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Shenzhen) Ltd.	The People’s Republic of China (“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”)	PRC	May 6, 2015	60%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

 The accompanying unaudited interim condensed consolidated balance sheet as of September 30, 2017, the unaudited interim condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2016 and 2017, the cash flows for the nine months ended September 30, 2016 and 2017, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2016. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

 In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the three and nine months ended September 30, 2017 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2017. The consolidated balance sheet as of December 31, 2016 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016.

2.	Summary of significant accounting policies

 Basis of consolidation

 The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

 Use of estimates

 The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to clinical trial accrual, share-based compensation, valuation allowance for deferred tax assets and estimates of useful life for property and equipment. Estimates are periodically reviewed in light of changes in circumstances, facts and experiences. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

 Deferred initial public offering (‘‘IPO’’) costs

 Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO costs in the consolidated balance sheets and were charged against the gross proceeds received from such offering.

 Government grants

 Government grants relating to assets are recognized in the consolidated balance sheets upon receipt and amortized as other income over the weighted average useful life of the related assets. Government grants relating to income that involves no conditions or continuing performance obligations of the Company are recognized as other income upon receipt. During the three and nine months ended September 30, 2017, the Company received government grants of $914 which is recorded as other income in the consolidated statements of comprehensive loss.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

 Fair value measurements

 Financial instruments of the Company primarily include cash, short-term investments, amounts due to related parties and accounts payable. As of December 31, 2016 and September 30, 2017, the carrying values of these financial instruments approximated their fair value due to their short term nature.

 The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

 ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2— Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3— Unobservable inputs which are supported by little or no market activity.

 ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

 Short-term investments

 All liquid investments with an original maturity greater than three months but less than one year are considered to be short-term investments. As of September 30, 2017, the short-term investments are one-year time deposit amounting to $3,006 (RMB20,000) placed with China Merchants Bank.

 Share-based compensation

Awards granted to employees

 The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards to employees were classified as equity awards and are recognized in the financial statements based on their grant date fair values. Specifically, the grant date fair value of the restricted shares is based on the quoted market price of the Company’s ordinary shares. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards for all employee equity awards granted with graded vesting based on service condition. The Company uses the accelerated method for all awards granted with graded vesting based on performance conditions. The Company elected to account for forfeitures in the period they occur as a reduction to expense.

Awards granted to non-employees

 The Company has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505, Equity. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if the Company had paid cash for the services provided by the non-employees in accordance with ASC 505-50, Equity-based Payments to Non-Employees.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

 Share-based compensation (continued)

Modification of awards

 A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. There were no modifications to the awards during the nine months ended September 30, 2017.

 Recently adopted accounting pronouncements

 In May 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-09, Compensation–Stock Compensation (Topic 718): Scope of Modification Accounting, clarifying when a change to the terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance requires modification accounting if the fair value, vesting condition or the classification of the award is not the same immediately before and after a change to the terms and conditions of the award. The new guidance is effective for the Company on a prospective basis beginning on April 1, 2018, with early adoption permitted. The Company does not expect the adoption of ASU 2017-09 to have significant impact on its consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

3.	Property and equipment, net

Property and equipment consists of the following:

	December 31, 2016	September 30, 2017
	(Audited)	(Unaudited)

Office equipment	17	26
Laboratory equipment	49	108
Furniture	2	2
Motor vehicles	23	23
Leasehold improvements	13	13

	104	172
Less: accumulated depreciation	(24)	(46)

Property and equipment, net	80	126

 Depreciation expenses for the three and nine months ended September 30, 2016 were $6 and $14, respectively. Depreciation expenses for the three and nine months ended September 30, 2017 were $9 and $22, respectively.

4.	Related party transactions

 Dr. Lan Huang

 During the three months ended March 31, 2016, Dr. Lan Huang provided consulting services to the Company at a fee of $75, and became an employee of the Company since April 2016.

 In addition, Dr. Lan Huang, paid for certain general administrative and research and development expenses on behalf of the Company during the three and nine months ended September 30, 2016 and 2017. Such amounts paid on behalf of the Company are unsecured, interest-free and repayable on demand.

 Due to related parties consist of the following:

	December 31, 2016	September 30, 2017
	(Audited)	(Unaudited)

Due to Dr. Lan Huang	210	2

 Wanchun Biotech as a noncontrolling shareholder controlled by the Founders

 On January 13, 2017, Wanchunbulin entered into purchase contracts with Dalian Wanchun Biotechnology Co., Ltd. (“Wanchun Biotech”) to purchase drugs from Wanchun Biotech for clinical research purpose. During the three and nine months ended September 30, 2017, Wanchun Biotech purchased drugs amounting to nil and $547 (RMB3,770) from third party vendors and sold to Wanchunbulin without any margin, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

5.	Income taxes

 There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the three and nine months ended September 30, 2016 and 2017.

 The Company recorded a full valuation allowance against deferred tax assets for all periods presented. No material unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

6.	Equity

 The movement of equity is as follows:

	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total equity

Balances at January 1, 2017 (audited)	2	44,369	(32,128)	(91)	147	12,299
Issuance of ordinary shares	-	87,963	-	-	1,480	89,443
Share-based compensation	-	15,363	-	-	3,499	18,862
Foreign currency translation gain (loss)	-	-	-	(72)	58	(14)
Net loss	-	-	(76,271)	-	(3,828)	(80,099)

Balances at September 30, 2017 (unaudited)	2	147,695	(108,399)	(163)	1,356	40,491

Balances at January 1, 2016 (audited)	2	29,119	(20,118)	(53)	708	9,658
Issuance of ordinary shares	-	15,250	-	-	-	15,250
Foreign currency translation loss	-	-	-	(14)	(15)	(29)
Net loss	-	-	(8,475)	-	(379)	(8,854)

Balances at September 30, 2016 (unaudited)	2	44,369	(28,593)	(67)	314	16,025

7.	Restricted net assets

  As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of September 30, 2017, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to $2,000.

8.	Employee defined contribution plan
  Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employees benefits, which were expensed as incurred, were $4 and $11 for the three and nine months ended September 30, 2016 and were $4 and $13 for the three and nine months ended September 30, 2017, respectively.
During the nine months ended September 30, 2017, the Company implemented a defined contribution 401(k) savings plan (the “401(k) Plan”) for U.S. employees. The 401(k) Plan covers all U.S. employees, and allows participants to defer a portion of their annual compensation on a pretax basis. The Company’s 410(k) Plan does not have a 401(k) matching contribution.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

9.	Net loss per share

 Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	(3,087)	(15,534)	(8,475)	(76,271)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	15,958,736	22,844,962	15,820,086	20,438,251

Net loss per share —basic and diluted	(0.19)	(0.68)	(0.54)	(3.73)

 The effects of restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the three and nine months ended September 30, 2016 and 2017.

10.	Commitments and contingencies

 Operating lease commitments

 The Company has several operating leases, primarily for offices. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options.

 Rental expenses incurred under operating leases for the three and nine months ended September 30, 2016 were $35 and $89, respectively. Rental expenses incurred under operating leases for the three and nine months ended September 30, 2017 were $45 and $140, respectively.

 The following table summarizes the future minimum lease payments under the operating lease as of September 30, 2017:

$

Year ending December 31, 2017	54
Year ending December 31, 2018	65

Total	119

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

10.	Commitments and contingencies (continued)

 Royalty payment

 As part of the consideration to the seller for acquiring the worldwide patent of Plinabulin excluding the PRC and Hong Kong, Wanchun Biotech was required to pay royalties on a quarterly basis equal to 20% of gross proceeds from the sales of the product, commencing on the first commercial sale of such product for ten years.

 On February 2, 2015, the Company, Wanchun Biotech and Fortis Advisors LLC, in its capacity as an agent of the former stakeholders of the seller of the patent of Plinabulin transferred to Wanchun Biotech, entered into an agreement to terminate such royalty payment arrangements. The termination agreement would be effective upon the consummation of the Company’s IPO in the United States. If the IPO was consummated within three years following the agreement date, the Company was required to issue and allot such number of ordinary shares representing 10% of the Company’s fully-diluted equity capitalization immediately prior to the IPO to a single corporate entity designated by the seller in lieu of the royalty payment. In connection with the Company IPO on the NASDAQ Capital Market completed on March 14, 2017, the Company issued 2,112,963 ordinary shares to Nereus Trust, an entity designated by the seller, and the royalty payment arrangements were terminated. The cost of such patent acquired and expensed off as research and development expense was $42,259, which is determined based on the fair value of such issued ordinary shares of $20 per share.

11.	Share-based compensation

 On February 24, 2017, in connection with the IPO, the Company’s board of directors and shareholders approved a new equity compensation plan, the 2017 Omnibus Incentive Plan, which became effective on March 9, 2017, to provide an additional incentive to selected officers, employees, non-employee directors, independent contractors and consultants of the Company (the “Participants”) under certain conditions. Under the 2017 Omnibus Incentive Plan, the maximum number of the Company’s ordinary shares reserved for issuance is 2,137,037 shares.

 In April and May 2017, the Company granted a total of 1,137,037 restricted shares under the 2017 Omnibus Incentive Plan. The restricted shares were subject to service conditions vesting on various schedules for the Participants and certain performance conditions with respect to the research and development progress.

 The following table summarizes total share-based compensation expense recognized for the three and nine months ended September 30, 2016 and 2017:

	Three months ended September 30,		Nine months ended September 30,
	2016	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Research and development	-	7,522	-	14,452
General and administrative	-	2,584	-	4,410

Total	-	10,106	-	18,862